FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 000-22161

Zindart Limited

    (Translation of registrant's name into
English)

    1203 East Wing, New World Office Building, 24 Salisbury Road,
Tsimshatsui, Kowloon, Hong Kong, S.A.R., China

    (Address
of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

    Exhibit No.

       Description

99.1

    Press release dated April 12,
2005

99.2

    Press release dated April 19,
2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZINDART LIMITED

(Registrant)

Date: May 1, 2005

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer

Exhibit 99.1

Press Release dated April 12, 2005

Zindart Retains Investment Banking Firm to Seek Buyer for Pearl River Delta Manufacturing Unit

HONG KONG--April 12, 2005--Zindart Limited
(Nasdaq:ZNDT) today announced that it has retained Latitude Capital
Group to seek a buyer for the company's manufacturing operating division, including a high volume, product design and turnkey production facility located in South China's Pearl River Delta region.

Peter Gardiner, Chairman and CEO, said Zindart Limited plans to focus on expanding revenues for the company's consumer branded product division.

"For some time now, management has made clear its intent to
convert Zindart Limited from a regional manufacturer to a global branded marketing company," Gardiner said. "The Board believes that the most shareholder value will arise from adding marketing and distribution strength to the company's consumer brands."

Zindart owns Corgi Classics, which develops and markets
high-quality lines of miniature die-cast collectible products, including replicas of classic cars, trucks, airplanes, and military vehicles. Corgi products are sold in both specialty stores and mass market store chains in the United Kingdom, Europe, Canada, Mexico, the
United States and elsewhere.

The Corgi brand, which celebrated its 50th year in 2005, also recently introduced a line of children's items targeting the toy and collectibles market. Several new products are currently under development.

"Heading into the future, we believe focusing on our Corgi brand can produce the highest value for our shareholders," Gardiner said.
"Progress during the past year has included expanding the geographic distribution of the Corgi brand and increasing the number of retail stores carrying our product lines. On top of that, we have launched several new product lines. We are optimistic that our investment in these areas will soon begin to pay off."

Latitude Capital Group, headquartered in Hong Kong, is an
Asia-based investment banking firm focused on serving middle-market and emerging growth companies with M&A, corporate finance,
restructuring and private placement services.

About Zindart

Zindart's current operating divisions include Corgi Classics
Limited and Zindart Manufacturing. Corgi Classics Limited develops and markets high-quality lines of die-cast collectible products sold through retail channels in Europe, Canada, Mexico, the United States and elsewhere. Zindart Manufacturing provides both product design and high quality turnkey manufacturing for multi-national companies requiring rapid, high-volume production of intricate die-cast and plastic promotional items, collectibles and gift items.

Founded in 1978, Zindart is based in Hong Kong with offices in the
United States and the United Kingdom. Zindart has a website at
www.zindart.com. Collectors can find more information at
www.corgiclassics.com or by calling 1-800-800 CORGI.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Exhibit 99.2

Press Release dated April 19, 2005

Corgi USA Teams up with Reeves International to Expand Distribution in Specialty Stores

HONG KONG--April 19, 2005--Zindart Limited
(Nasdaq:ZNDT) today announced that Corgi USA, a leader in die-cast replicas, has signed a distribution agreement with Reeves
International Inc., best known for its popular Breyer® model horse line, to handle distribution of Corgi collectibles in the specialty trade in the U.S. Corgi will continue to handle directly its key U.S.
mass-market retailers as well as selected specialty accounts.

Reeves International, a 60-year-old privately-held company, has built a dominant market position in the specialty market with its
Breyer® Animal Creations® collection of equestrian-themed toys, gifts and collectibles. Reeves also markets the popular Bosun Boats®
line.

"We're uniting the sales and marketing strengths of two premium brands to create improved value, service and distribution for retailers and consumers," said Anthony Fleischman, president, Reeves
International. "It's a win-win for both companies."

Corgi Classics will celebrate 50 years in business in 2006. The company has built a worldwide following for its authentic replicas of military and civilian aircraft, cars, trucks and other die-cast vehicles, as well as its Hollywood-licensed DC Comics Batman(TM)
Collectible Die-Cast Editions and James Bond® Director's Cut series.

President and CEO George Volanakis, of Corgi, said, "The new agreement makes tremendous sense for both companies. It maximizes the sales and marketing strength of each partner."

About Zindart

Founded in 1978, Zindart's current operating divisions include
Corgi Classics Limited and Zindart Manufacturing. Corgi develops and markets high-quality lines of die-cast collectible products sold through retail channels in Europe, Canada, Mexico, the United States,
Australia and Asia.

Zindart Manufacturing provides both product design and high
quality turnkey manufacturing for multi-national companies requiring rapid, high-volume production of intricate die-cast and plastic promotional items, collectibles and gift items.

Zindart is based in Hong Kong with offices in the United States and the United Kingdom. Zindart has a website at www.zindart.com.
Collectors can find more information at www.corgiclassics.com or by calling 1-800-800 CORG.

About Reeves International

Reeves International, Inc., Pequannock, N.J., is a privately held corporation that specializes in the development, marketing and sales of specialty businesses within the toy, collectible and gift markets.
Reeves owns Breyer® Animal Creations®, the market leader in
authentic model horses and toys for play and collecting, as well as the Bosun Boats® toy boat business. Breyer® is renowned for
memorializing equine legends from Hollywood heroes like The Lone
Ranger's Silver to sporting legends like Secretariat and Seabiscuit.
For more information, please visit: http://www.BreyerHorses.com.